Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Fiscal Years Ended September 30,					Twenty-Six Week Period Ended
	2016	2015	2014	2013	2012	April 1, 2017	April 2, 2016
Earnings:
Total earnings from Continuing Operations	586,414	447,200	306,910	302,789	324,969	274,376	271,124
Income tax provision	181,702	189,600	141,600	145,700	162,900	79,558	93,722

Pre Tax Earnings	768,116	636,800	448,510	448,489	487,869	353,934	364,846

Fixed charges:
Interest charges	483,850	418,785	347,688	270,685	211,906	293,846	223,271
Interest factor of operating rents (1)	6,039	4,631	3,979	3,026	2,602	2,927	2,854

Total fixed charges	489,889	423,416	351,667	273,711	214,508	296,773	226,125

Earnings as adjusted	1,258,005	1,060,216	800,177	722,200	702,377	650,707	590,971

Ratio of earnings to fixed charges	2.6	2.5	2.3	2.6	3.3	2.2	2.6

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense, amortization of debt issue costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.